

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 30, 2008

Mr. John H. Pinkerton
President and Chief Executive Officer
Range Resources Corporation
100 Throckmorton Street, Suite 1200
Fort Worth, Texas 76102

> **Re:** **Range Resources Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008**
> **Definitive Schedule 14A**
> **Filed April 4, 2008**
> **File No. 001-12209**

Dear Mr. Pinkerton:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 1

General, page 1

1. We note you increased your proved reserves base over the past five years, with a reserve replacement ratio of 286 percent. We believe the following additional information would assist readers in understanding the relevance of the measure you disclose:

(a)   An explanation of how the ratio is calculated; and if the information used to calculate this ratio is not derived directly from the line items disclosed in your reconciliations of beginning and ending proved reserve quantities on page F-36, a tabulation showing your computation with a reconciliation of the various components utilized to the amounts in your SFAS 69 disclosures.

(b)   The extent to which the proved reserves that have been added are either proved developed or proved undeveloped.

(c)   A disaggregation of your reserve replacement ratio, showing the extent to which it is attributable to revisions, improved recovery, purchases, and extensions and discoveries for each year in the five-year period, and in the aggregate.

(d)   The nature of any material uncertainties pertaining to undeveloped or newly discovered reserves which may impact the time horizon over which the reserve additions are expected to be developed and produced.

(e)   An indication of how management uses this measure, and any limitations.

Please submit the information outlined above.

Production, Revenues and Price History, page 4

2.   It appears that your gross margin measures may inappropriately exclude DD&A attributable to cost of sales, while also reflecting an adjustment in the revenue component for the "mark-to-market component of derivative fair value income (loss)," so the total includes realized gains and losses but excludes unrealized gains and losses for derivatives not qualifying for hedge accounting, which results in a revenue component that is not consistent with your reporting on page F-6. These variations appear to yield non-GAAP measures of revenue and gross margin for which different labeling and additional disclosures would be required under Item 10(e) of Regulation S-K.

Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-10

Asset Retirement Obligations, page F-14

3.   We see from your disclosure that you exclude "market-risk premium" from your measurement of asset retirement obligations, stating that "…a reliable estimate cannot be determined." However, we also note that in connection with your 2006 acquisition of Stroud Energy, Inc., you assumed certain asset retirement obligations, and determined a fair value for such obligations as part of your purchase price allocation. Given the foregoing, please tell us how you determined that excluding a market-risk premium from your periodic measurements is consistent with the guidance in paragraph A20 of SFAS 143 and paragraphs B22 and B23 of FIN 47, if that is your view.

Note 11 – Financial Instruments, page F-24

Commodity Derivative Instruments, page F-25

4.   You state that, in the fourth quarter of 2007, you "…began marking a portion of [y]our oil hedges designated as Permian Basin production to market due to the anticipated sale of a portion of [y]our Permian properties…." Please tell us why you have not designated the assets you anticipate selling as held for sale, and reflected any corresponding impairment or discontinued operations, following the guidance in paragraphs 30 and 42 of SFAS 144.

Note 12 – Employee Benefit and Equity Plans, page F-27

Deferred Compensation Plan, page F-28

5.   We note you recorded adjustments in the fourth quarter of 2007 to correct accounting errors relating to your Rabbi Trust, impacting your deferred compensation plan expense and related accounts, due to previously having inappropriately (i) adjusted your deferred compensation liability for market value changes in unvested shares held in the Rabbi Trust, (ii) recorded the common stock issued to the Rabbi Trust at grant date fair value, as opposed to using cost basis, and (iii) recorded interest and dividends on marketable securities held in the Trust in accumulated other comprehensive loss. You indicate that these adjustments pertain to accounting that occurred prior to 2007, and during the first three quarters of 2007. Please tell us how you concluded that these adjustments should all be reflected in the fourth quarter of 2007, rather than in the respective periods of occurrence, following the guidance in paragraph 25 of SFAS 154 and

SAB Topic 1:N. Please submit the analysis you performed, including a schedule showing the impact of these adjustments for each quarterly period.

Note 14 – Commitments and Contingencies, page F-29

Litigation, page F-29

6.   We note your disclosure referring to the various legal actions and claims arising in the ordinary course of business, stating that you "…do not expect these matters to have a material adverse effect…" on your financial position, cash flows or results of operations. And on page 19, you state "…such litigation and claims are likely to be resolved without a material adverse effect on [y]our financial position or liquidity…." Tell us how you would describe your exposure to loss using the terminology in SFAS 5, being probable, reasonably possible or remote, and indicate the range of reasonably possible loss and amounts accrued for all matters where exposure is other than remote. Please include details of any quantification of claims by you or outside parties. Submit any disclosures that you propose to clarify the characterization of your litigation contingencies.

Definitive Schedule 14A, Filed April 4, 2008

General

7.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Executive Compensation

Compensation Discussion and Analysis

Components of Executive Compensation

Base Salary, page 27

8.   We note your statement that base salaries are targeted at the 50th percentile and we note the actual salaries paid to your executives on page 42. Please state whether the salaries were increased in May 2007 in order to ensure that the salaries equaled the 50th percentile of your Peer Group.

Performance-Based Annual Incentive Awards, page 29

9.   We note your statement that the annual incentive payout was a weighted average of the payout percentage for each performance category. Specify the payout percentage for each performance category.

10.   Explain your statement that "The actual percentile performance for each category was interpolated between the performance levels."

11.   State what the actual payment percentage would have been if the Committee had not exercised its negative discretion. Explain further your statement that the Committee exercised its negative discretion in "order to achieve an absolute dollar amount for total 2007 incentive compensation paid to all of our employees."

Long-Term Equity Incentive Compensation, page 29

12.   We note your statement that the grant of annual stock awards and SARs is based in part on your performance relative to the Peer Group and the total compensation paid to comparable officers at Peer Group companies, and your discussion of the performance factors applicable to these awards on page 45. Please add a cross reference on page 29 to the discussion of the performance factors on page 45. State whether you established threshold, target and excellent performance levels for each performance factor, and if you did, disclose them. Explain how you determined the allocation of the award between SARs and unvested discretionary contributions.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Karl Hiller, Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy, at (202) 551-3292, or me, at (202) 551-3611, with any other questions.

Sincerely,

Anne Parker
Branch Chief